File No. 82-34700


Airspray


05008119


SUPPL
SEC MAIL
RECEIVED
PROCESSING
MAY 13 2005
WASH. D.C.
161
SECTION

For more information please contact:
Airspray N.V.
Mr. Robert F. Brands, CEO
Mr. Jan van der Schaaff, CFO
Telephone: + 31 72 541 46 66
www.airspray.net

...ar, May 12, 2005

Airspray : First quarter in line with expectations

The growth in the first quarter was in line with the forecast issued during the presentation of the 2004 annual results. Airspray maintains the volume- and profit growth expectation of at least 15% for the full year 2005.

First quarter review

Both key markets, Europe and The United States experienced a good start of the year. Compared to the first quarter 2004, most volume growth took place with the table top foamers, both the T1 and WRT4 version. In comparison to last year only the mini foamers stayed behind in growth compared to the rest of the dispensers. Sales in the first quarter were influenced positively by sales to P&G for the recently announced retail introduction of dish detergent foam. With this most recent launch Airspray has entered once again a new segment and application.

In January, Airspray reported the retail launch of line extensions of Dial Complete Hand Soap with two additional scents as well as the launch by P&G of Pampers Kandoo kids Hand soap in the U.S. followed by the UK launch in February. Overall the hand soap category is the fastest growing existing Airspray segment.

In December of 2004 the first Dual Foamer and Symplicity lotion pumps were shipped to customers. The first commercial application of Airspray's dual foamer was launched by The Tristel Co. as a disinfectant wash and Symplicity was first distributed by Merck & Co as a Antibacterial Hand cleanser for physicians.


Airspray®

In response to high demand and strong order book Airspray is increasing it's assembly hours for the rest of the year, while additional capacity is being build in molding and assembly.

Airspray expects a good second quarter resulting in a first half with solid volume growth. However, since the average exchange rate of the US dollar against the euro in the first half is expected to be below the exchange rate in the first half last year, and due to anticipated slightly lower average margins, Airspray expects this to result in lower earnings for the first six months. Because the negative effect of the exchange rate will be relatively lower in the second half of the year compared to the first half and because a certain dollar decline has been covered (with exchange rate options and contracts over time), management maintains its expectation of at least 15% sales and profit growth for all of 2005.

Airspray profile
Airspray is an important producer of high value-added, innovative dispensers. Airspray is market leader in mechanical instant foam dispensers. Airspray sells its products to producers of consumer products who include multinationals like Procter & Gamble, Unilever, Colgate, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs over 121 people. Airspray is a 'technology-driven' enterprise. During its 20+ year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has four dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext

Amsterdam since 28 May 1998. In the U.S., the company is traded over-the-counter ("AYAKY").